Exhibit (a)(1)(xiii)

Supplement to the Offer to Purchase for Cash dated August 15, 2006 by

SONIC CORP.

of

To Decrease the Number of Shares Sought to up to 24,347,826 Shares of its Common Stock

(including the Associated Rights to Purchase Series A Junior Preferred Stock)

and To Increase the Purchase Price to

Not Greater Than $23.00 Nor Less Than $19.50 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, OCTOBER 6, 2006, UNLESS THE TENDER OFFER IS FURTHER EXTENDED.

On August 15, 2006 Sonic Corp., a Delaware corporation (“Sonic,” the “Company,” “we” or “us”), distributed documentation relating to its modified “Dutch Auction” tender offer, inviting its stockholders to tender up to 25,454,545 shares of its common stock, $0.01 par value per share, including the associated rights to purchase Series A Junior Preferred Stock (the “rights”) issued under the Rights Agreement, as amended, between the Company and UMB Bank, N.A., as successor Rights Agent, for purchase by us at a price not greater than $22.00 nor less than $19.50 per share, without interest, upon the terms and subject to the conditions set forth in the Original Offer to Purchase dated August 15, 2006 (the “Original Offer to Purchase”) and related Letter of Transmittal. By this Supplement to the Offer to Purchase (the “Supplement”), we are amending the Original Offer to Purchase. This Supplement, the Original Offer to Purchase and the Amended Letter of Transmittal, each as amended and as each may be further amended or supplemented from time to time, constitute the tender offer. The tender offer was scheduled to expire at 5:00 p.m. Eastern time, on September 22, 2006. We have extended the expiration of the tender offer to 12:00 midnight, Eastern time on Friday, October 6, 2006. We have also decreased the number of shares we are seeking to up to 24,347,826 shares of common stock and increased the price per share at which stockholders may tender their shares to a price not greater than $23.00 nor less than $19.50 per share, without interest. We will select the lowest purchase price that will allow us to purchase 24,347,826 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1 of the Original Offer to Purchase.

Our intent is to purchase up to $560 million of our shares in the tender offer. In the event the purchase price is less than the maximum price of $23.00 per share and more than 24,347,826 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2%, or 1,708,685, of our outstanding shares without extending the tender offer so that we repurchase up to $560 million of our shares. By way of example, if the purchase price is the minimum purchase price of $19.50 per share, we intend to purchase up to an additional 1,708,685 of our outstanding shares to the extent tendered in the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1 of the Original Offer to Purchase.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7 OF THE ORIGINAL OFFER TO PURCHASE.

The shares are listed and traded on The Nasdaq National Market (the “Nasdaq”) under the trading symbol “SONC”. On September 22, 2006, the last full trading day before the announcement of the extension and increase in purchase price of the tender offer, the last reported sale price of the shares on the Nasdaq was $21.96 per share. We urge you to obtain current market quotations for the shares before deciding whether to participate in the tender offer. See Section 8 of the Original Offer to Purchase.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Managers or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender your shares. In so doing, you should read carefully the information in the Original Offer to Purchase, this Supplement to the Offer to Purchase and in the Amended Letter of Transmittal, including our reasons for making the tender offer. See Section 2 of the Original Offer to Purchase. Our directors and executive officers have advised us that they do not intend to tender any of their shares in the tender offer.

Dated September 26, 2006

If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 of the Original Offer to Purchase carefully, completing an Amended Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to UMB Bank, N.A., the Depositary or, if applicable, an amended Notice of Guaranteed Delivery (the “Amended Notice of Guaranteed Delivery”) or, if you are a participant in our Savings and Profit Sharing Plan or our Stock Purchase Plan, an Amended Direction Form. Tenders of shares, original Letters of Transmittal, original Notices of Guaranteed Delivery, original Direction Forms and original Instruction Forms to brokers, dealers and commercial banks, trust companies or other nominees submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. Stockholders that do not meet such limited exceptions and that wish to participate in the tender offer should treat this extension as a new tender offer, whether or not they wish to make any change in their previous instructions.

If you tendered your shares by delivering your share certificate(s) and a properly completed and duly executed Original Letter of Transmittal and you specified a price by checking the box entitled “Shares Tendered at Price Determined by Stockholder” in the Original Letter of Transmittal, you MUST deliver a properly completed and duly executed Amended Letter of Transmittal in order for your tender to be valid. If you do not deliver an Amended Letter of Transmittal, your shares will not be included in the tender offer and will be returned to you promptly after the expiration of the tender offer or upon such earlier time as you request.

THE FOLLOWING DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the Original Letter of Transmittal, and that do not wish to change that direction;

•	stockholders that have already tendered shares under the Original Offer to Purchase and checked the box entitled “Shares Tendered at Price Determined Pursuant to the Tender Offer” on the Instruction Form provided to them by brokers, dealers, commercial banks and other nominees, and that do not wish to change that direction;

•	participants in the Stock Purchase Plan that specified on the Direction Form that they are willing to sell a percentage of the shares held in their account under the Stock Purchase Plan at the price determined by the Company in the tender offer, and that do not wish to change that direction; and

•	participants in the Savings and Profit Sharing Plan that specified on the Direction Form that they are willing to sell a percentage of the shares held in their account under the Savings and Profit Sharing Plan at the price determined by the Company in the tender offer, and that do not wish to change that direction.

If you want to tender all or part of your shares, and you do not meet one of the limited exceptions stated above, you must do one of the following before the tender offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign an Amended Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Amended Letter of Transmittal, to UMB Bank, N.A., the Depositary for the tender offer unless you have already delivered the certificates for your shares, in which case, you need only deliver a properly completed Amended Letter of Transmittal and any other documents it requires;

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•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility”, tender your shares according to the procedure for book-entry transfer described in Section 3 of the Original Offer to Purchase;

•	if you are a participant in the Stock Purchase Plan or the Savings and Profit Sharing Plan and you wish to tender any of your shares held in any of those plans, you must follow the separate instructions and procedures described in Section 3 of the Original Offer to Purchase and you must review the separate materials related to those plans for instructions; or

•	if you are a holder of vested options, you may exercise your options in accordance with the plan and tender any of the shares issued upon exercise.

If you want to tender your shares but your certificates for the shares are not immediately available or cannot be delivered to the Depositary within the required time or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the expiration of the tender offer, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 3 of the Original Offer to Purchase.

If you do not meet one of the limited exceptions stated above, to tender shares properly, other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or shares held in the Savings and Profit Sharing Plan or the Stock Purchase Plan, you must properly complete and duly execute the Amended Letter of Transmittal, including the section relating to the price at which you are tendering your shares.

Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, or except as provided in an Amendment to the Tender Offer Statement on Schedule TO, the terms and conditions set forth in the Original Offer to Purchase remain applicable in all respects to the tender offer. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.

The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Stockholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement, as each may be amended or supplemented from time to time, in considering whether to tender their shares. Capitalized terms used in this Supplement but not otherwise defined have the meanings assigned to them in the Original Offer to Purchase.

The tender offer is hereby amended and supplemented as follows:

All references to the purchase price in the Original Offer to Purchase or the tender offer documents shall now mean a price of not greater than $23.00 per share nor less than $19.50 per share, without interest. All references to the maximum purchase price in the tender offer shall now mean a maximum price of $23.00 per share. All references to the number of shares of common stock we are seeking to purchase in the tender offer shall now mean up to 24,347,826 shares of common stock.

All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents shall now mean 12:00 midnight, Eastern time, on Friday, October 6, 2006 (the “Expiration Date”) unless the tender offer is subsequently further extended or earlier terminated in accordance with its terms.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $19.50 per share.

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Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the tender offer, or to Banc of America Securities LLC and Lehman Brothers Inc., the Dealer Managers for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Supplement. Requests for additional copies of this Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making this tender offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this tender offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer or as to the purchase price or prices at which you may choose to tender your shares. You should rely only on the information contained in this document or in documents incorporated by reference or to which we have referred you. We have not authorized any person to give any information or to make any representations in connection with the tender offer other than those contained in this document or incorporated by reference or in the related Amended Letter of Transmittal.

iii

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information from the Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Supplement, the Original Offer to Purchase and the Amended Letter of Transmittal. We urge you to read the entire Supplement, the Original Offer to Purchase and the Amended Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of the Original Offer to Purchase where you will find a more complete discussion.

What will the purchase price for the shares be?

We are conducting the tender offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for this offer is $19.50 to $23.00 per share. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 24,347,826 shares, or, if a lesser number of shares are tendered, such lesser number of shares as are properly tendered. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. We will determine the purchase price and pay for tendered shares promptly after the tender offer expires.

How many shares will Sonic purchase?

We will purchase 24,347,826 shares in the tender offer, or, if a lesser number of shares are tendered, such lesser number of shares as are properly tendered and not properly withdrawn. The 24,347,826 shares represent approximately 29% of our outstanding common stock as of July 31, 2006. If more than 24,347,826 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will be purchased on a priority basis. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7 of the Original Offer to Purchase.

Our intent is to purchase up to $560 million of our shares in the tender offer. In the event the purchase price is less than the maximum price of $23.00 per share and more than 24,347,826 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2%, or 1,708,685, of our outstanding shares without extending the tender offer so that we repurchase up to $560 million of our shares. By way of example, if the purchase price is the minimum purchase price of $19.50, we intend to purchase up to an additional 1,708,685 of our outstanding shares to the extent tendered in the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1 of the Original Offer to Purchase.

Can the tender offer be further extended, amended or terminated, and under what circumstances?

We can further extend or amend the tender offer in our sole discretion. If we further extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 14 of the Original Offer to Purchase.

How will I be notified the tender offer is further extended or if the terms of the tender offer are further amended?

We will issue a press release no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date if we decide to further extend the tender offer. We will announce any further amendment to the tender offer by making a public announcement of the amendment. See Section 14 of the Original Offer to Purchase.

Can I change my mind after I have tendered shares in the tender offer?

Yes. You may withdraw any shares you have tendered at any time before the expiration of the tender offer, which will occur at 12:00 midnight, Eastern Time, on Friday, October 6, 2006, unless we further extend it. You may withdraw any shares held in the Stock Purchase Plan or Savings and Profit Sharing Plan you have tendered at any time before two days prior to the expiration of the tender offer, which will be 5:00 p.m., Eastern Time, Wednesday, October 4, 2006, unless we further extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, Eastern Time, on Thursday, October 12, 2006. See Section 4 of the Original Offer to Purchase.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Supplement. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Original Offer to Purchase. Participants in the Stock Purchase Plan or Savings and Profit Sharing Plan who wish to withdraw their shares must follow the instructions found in the “Amended Letter to Participants in the Sonic Corp. Stock Purchase Plan” or the “Amended Letter to Participants in the Sonic Corp. Savings and Profit Sharing Plan,” as applicable, sent to them separately. See Section 4 of the Original Offer to Purchase.

Do I need to submit a notice of withdrawal for shares I tendered under the Original Offer to Purchase if such tender is no longer effective?

No. Subject to the limited exceptions (for example, stockholders, as well as participants in our Stock Purchase Plan and our Savings and Profit Sharing Plan, that tendered at the price determined by the Company) set forth in this Supplement, tenders of shares under the Original Offer to Purchase are no longer effective, and a notice of withdrawal is not required.

THE TENDER OFFER

1. Procedures for Tendering Shares (page 14 of the Original Offer to Purchase)

Section 3 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 3:

“TENDERS OF SHARES, ORIGINAL LETTERS OF TRANSMITTAL, ORIGINAL NOTICES OF GUARANTEED DELIVERY, ORIGINAL DIRECTION FORMS AND ORIGINAL INSTRUCTIONS TO BROKERS, DEALERS AND COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES SUBMITTED IN CONNECTION WITH THE ORIGINAL OFFER TO PURCHASE ARE NO LONGER EFFECTIVE, SUBJECT TO LIMITED EXCEPTIONS FOR CERTAIN PREVIOUS TENDERS DESCRIBED BELOW. ALL OTHER STOCKHOLDERS THAT DO NOT MEET ONE OF THESE LIMITED EXCEPTIONS AND THAT WISH TO PARTICIPATE IN THE TENDER OFFER SHOULD TREAT THIS EXTENSION AS A NEW TENDER OFFER, WHETHER OR NOT THEY WISH TO MAKE ANY CHANGE IN THEIR PREVIOUS INSTRUCTIONS.

STOCKHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” IN THE ORIGINAL LETTER OF TRANSMITTAL, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. STOCKHOLDERS THAT HAVE ALREADY TENDERED SHARES UNDER THE ORIGINAL OFFER TO PURCHASE AND CHECKED THE BOX ENTITLED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” ON THE INSTRUCTION FORM PROVIDED TO THEM BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. PARTICIPANTS IN OUR STOCK PURCHASE PLAN THAT SPECIFIED ON THE DIRECTION FORM THAT THEY ARE WILLING TO SELL A PERCENTAGE OF THE SHARES HELD IN THEIR ACCOUNT UNDER THE STOCK PURCHASE PLAN AT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT. PARTICIPANTS IN OUR SAVINGS AND PROFIT SHARING PLAN THAT SPECIFIED ON THE DIRECTION FORM THAT THEY ARE WILLING TO SELL A PERCENTAGE OF THE SHARES HELD IN THEIR ACCOUNT UNDER THE SAVINGS AND PROFIT SHARING PLAN AT THE PRICE DETERMINED BY US IN THE TENDER OFFER, AND THAT DO NOT WISH TO CHANGE THAT DIRECTION, DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT.”

2. Price Range of Shares; Dividends (page 23 of the Original Offer to Purchase)

The last line of the second paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such line in its entirety with the following:

“Fourth Quarter	22.510	18.600

Fiscal 2007:

First Quarter (through September 22, 2006)	22.490	21.500

The first sentence of the third paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

“On September 22, 2006, the last full trading day prior to the announcement of the extension and the increase in purchase price of the tender offer, the last reported sale price of the shares on the Nasdaq was $21.96 per share.”

3. Certain Information Concerning Us (page 24 of the Original Offer to Purchase)

The table under the heading “Incorporation by Reference” in Section 10 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such table:

“Current Reports on Form 8-K.	Report filed on September 20, 2006”

10. Certain Information Concerning Us (page 24 of the Original Offer to Purchase)

The condensed unaudited pro forma consolidated financial information of Sonic and its subsidiaries under the heading “Pro Forma Financial Information” is amended and supplemented as follows:

•	The purchase of 24,347,826 shares in the tender offer, at a purchase price of $23.00 per share (the high-point of the revised tender offer range reflected on the cover of this Supplement to the Offer to Purchase), for an aggregate purchase price of $560 million.

•	The borrowing of $687 million under our new senior secured credit facilities, at interest rates slightly more favorable to our previous assumptions, consisting of:

o	$675 million of term loan debt with $400 million bearing interest at a fixed rate of 7.16% and $275 million bearing interest at a rate of LIBOR plus 200 basis points (assumed 7.5% for pro forma purposes) and,

o	$12 million of revolving debt with an interest rate of LIBOR plus 175 basis points (assumed 7.25% for pro forma purposes).

The changes outlined above impact the previously disclosed pro forma financial information as follows:

•	No effect on the pro forma condensed consolidated balance sheet.

•	The pro forma condensed consolidated statement of income for the fiscal year ended August 31, 2005 changes as follows:

o	Net interest expense decreases from $52.8 million to $50.6 million.

o	Provision for income taxes increases from $23.8 to $24.6 million.

o	Net income increases from $40.7 million to $42.0 million.

o	Basic net income per share increases from $.63 per share to $.64 per share.

o	Diluted net income per share increases from $.60 per share to $.61 per share.

o	Weighted average shares used in calculating basic net income per share increases from 64.6 million shares to 65.6 million shares.

o	Weighted average shares used in calculating diluted net income per share increases from 68.3 million shares to 69.3 million shares.

•	The pro forma condensed consolidated statement of income for the nine months ended May 31, 2006 changes as follows:

o	Net interest expense decreases from $41.9 million to $40.2 million.

o	Provision for income taxes increases from $17.6 million to $18.2 million.

o	Net income increases from $30.1 million to $31.2 million.

o	Basic net income per share increases from $.49 per share to $.50 per share.

o	Diluted net income per share increases from $.47 per share to $.48 per share.

o	Weighted average shares used in calculating basic net income per share increases from 61.2 million shares to 62.2 million shares.

o	Weighted average shares used in calculating diluted net income per share increases from 64.2 million shares to 65.2 million shares.

The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

UMB BANK, N.A.

By Registered, Certified Mail or First Class Mail:	By Overnight Delivery:	By Facsimile Transmission (for Notice of Guaranteed Delivery for eligible institutions only):
Sonic Exchange c/o UMB Bank, N.A. P.O. Box 859208 Braintree, MA 02185-9208	Sonic Exchange c/o UMB Bank, N.A. 161 Bay State Drive Braintree, MA 02184	781-380-3388 For Confirmation receipt of fax call: (Eligible Institutions only) 781-843-1833 (ext. 200)

By Hand:

Sonic Exchange

c/o UMB Bank, N.A.

928 Grand Blvd.

5th Floor

Kansas City, MO 64106

DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Information Agent for the Tender Offer is:

17 State Street

10th Floor

New York, New York 10004

Banks and Brokerage Firms Please Call Collect: (212) 440-9800

All Others Call Toll Free: (866) 295-3782

The Dealer Managers for the Tender Offer are:

Banc of America Securities LLC	Lehman Brothers Inc.
9 West 57th Street New York, New York 10019 (212) 583-8502 (Call Collect) (888) 583-8900, ext. 8502 (Call Toll Free)	745 Seventh Avenue New York, New York 10019 (888) 610-5877 (Call Toll Free)